EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
10/21/2024	SELL	12,633	10.11
11/06/2024	SELL	2,500	9.83
11/18/2024	SELL	18,000	9.97
12/16/2024	BUY	200,000	9.83